HIVE BLOCKCHAIN TECHNOLOGIES LTD.

June 1, 2020

HIVE Announces Appointment of Ian Mann to Board of Directors

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V: HIVE) (OTCQX: HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce the appointment of Ian Mann to its Board of Directors.

“Mr. Mann has extensive experience in investment management and capital markets, along with significant experience as a Board Director and management of Bermuda-based companies,” said Mr. Holmes. “We are very pleased to welcome him to the Board.”

In December 2019, Mr. Mann became the President and a Director of HIVE Digital Data Ltd., the newly formed administrative arm of HIVE. The Company intends to manage its data centres and trading operations from Bermuda to streamline its corporate structure and extend its eligible trading window for its cryptocurrencies, as Bermuda is under Atlantic Standard Time.

Prior to joining HIVE from November 2003 to July 2019, Mr. Mann was the President of Meridian Fund Managers Ltd., a BVI registered fund manager with two alternative investment funds primarily investing in mining and oil and gas companies. Prior to that, Mr. Mann held senior management and partner positions with several Bermuda companies.

Since 1997, Mr. Mann has served as a non-executive director of three Canadian exchange listed mining and oil companies, now merged into other entities and Gran Colombia Gold Corp. from March 2016 to August 2017. Mr. Mann was a Director of two AIM-listed companies from 2005 to 2017. He was also the President and CEO of Squire Mining Ltd., a CSE-listed early stage company from inception in 2011 to 2017.

In September 2019, Mr. Mann became the Vice President and a Director of KOP Therapeutics Corp., an entity involved in the development of "Targeted Cancer Cell Therapy" at Thomas Jefferson University in Philadelphia.

Mr. Mann holds a Bachelor of Arts, Honors Business Administration degree (1980) from The University of Western Ontario in London, Canada.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that are forward-looking information, include: the Company’s intention to manage its data centres and trading operations from Bermuda to streamline its corporate structure; and the intentions, plans and future actions of the Company.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.